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                                                                   Exhibit 99.2

RALLY'S HAMBURGERS, INC.

14255 49th Street North, Bldg 1 * Clearwater, Florida 33762
* 727/519-2000 Fax 727/519-2001
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                                                                   NEWS RELEASE

         CONTACT: Jay Gillespie, Chief Executive Officer of Rally's
                  (727) 519-2000

                  Richard Peabody, Chief Financial Officer of Checkers
                  (727) 519-2000

                  Burt Sugarman of GIANT GROUP
                  (310) 273-5678
                                                          FOR IMMEDIATE RELEASE


             RALLY'S ANNOUNCES MERGER WITH GIANT GROUP AND CHECKERS


CLEARWATER, FL --SEPTEMBER 28, 1998- RALLY'S HAMBURGERS, INC. (NASDAQ:RLLY), GIANT GROUP, LTD (NYSE: GPO) AND CHECKERS DRIVE-IN RESTAURANTS, INC. (NASDAQ:CHKR) announced today that they have entered into a letter of intent whereby Rally's will merge with GIANT and Checkers Drive-In Restaurants in an all-stock transaction. Under the agreement, each share of GIANT's common stock will be exchanged for 10.48 shares of Rally's common stock and each share of Checkers will be exchanged for 0.5 shares of Rally's common stock.

GIANT currently owns approximately 10.7% of Rally's common stock. Rally's owns approximately 26% of Checkers' common stock. After the merger, the largest shareholder of Rally's (which will be renamed Checkers in the merger) will be Burt Sugarman, GIANT's chairman, with approximately 14.4% primary (24.2% fully diluted), CKE Restaurants, Inc. (NYSE:CKR) with approximately 10.8% primary (10.7% fully diluted) and Fidelity National Financial, Inc. (NYSE:FNF) with approximately 2.8% primary (3.4% fully diluted).

Rally's present management will remain in place, with William P. Foley II continuing as chairman of the board, Jay Gillespie as president and chief executive officer, and Mr. Sugarman serving as vice chairman of the board and chairman of the executive committee. Rally's and Checkers will continue to expand joint purchasing and other cooperative arrangements with CKE, which have significantly increased Rally's and Checkers' operating efficiencies.

Mr. Foley said, "The merger of Checkers and GIANT GROUP will bring to Rally's approximately $50 million in cash, cash equivalents and other assets which can be converted to cash, and unify the Rally's and Checkers' operations. The combined companies' balance sheet will be strong and the combination of Rally's and Checkers' complementary operations will strengthen management's efforts to implement its business plan and achieve further operating efficiencies. Mr. Sugarman, who has been active in Rally's for many years, will join Rally's on a full-time basis and bring to us the benefit of his wide knowledge and experience."


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Mr. Sugarman said, "GIANT and I have had significant direct involvement in
Rally's almost since its inception. We believe in the company and its prospects. With its superb management team led by Bill Foley and Jay Gillespie, the infusion of GIANT's capital and the merger with Checkers, we believe Rally's will have the opportunity to realize its potential to be a leader in the quick-service restaurant industry."

Mr. Gillespie commented, "This acquisition gives us the capital to move forward with our growth initiatives, such as side dining rooms and image enhancements, that are key components in creating sustained profitability at Rally's and Checkers.

The transaction is subject to execution of a definitive merger agreement, approval by the shareholders of Rally's, GIANT and Checkers, receipt by each company of an investment banker's opinion as to the fairness of the transactions to its stockholders, and the satisfaction of various other conditions. The parties anticipate the transaction will be consummated in late 1998.

Rally's and Checkers, along with their franchisees, each operate 485 double drive-thru hamburger restaurants. The Rally's system is primarily based in the Western United States, while Checkers' operations are principally in the Southeastern United States. The combined system will include 970 company owned and franchised locations.

The private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by Rally's, GIANT GROUP, or Checkers) contains statements that are forward-looking, such as statements relating to plans for future activities. Such forward-looking information involves important risks and uncertainties.